For Immediate Release

Nordion Announces that the Consideration to be Received by Shareholders is Increased to US$12.25 in Connection with its Previously Announced Acquisition

•	Cash consideration of US$12.25 per share, an increase of US$0.50, to be received by shareholders at closing of transaction

•	The Increased Consideration represents a premium of approximately 29% over the 90-day volume weighted average price of US$9.47 per share on the NYSE as at March 27, 2014

•	Annual and special shareholders meeting scheduled to be held on May 27, 2014, as previously announced

Ottawa, Canada, May 5, 2014 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today announced that it has entered into an amendment to the previously announced definitive agreement with Sterigenics (the “Arrangement Agreement” and, as amended, the “Amended Arrangement Agreement”) setting out the terms and conditions of the proposed acquisition by Sterigenics of all the issued and outstanding common shares of Nordion. In accordance with the Amended Arrangement Agreement, Nordion shareholders will now be entitled to a cash consideration of US$12.25 per share (the “Increased Consideration”). All other terms of the Arrangement Agreement remain unchanged.

Nordion announced on March 28, 2014 that it had entered into an Arrangement Agreement pursuant to which Sterigenics would acquire all the outstanding common shares of Nordion for a consideration of US$11.75 per share. On April 25, 2014, Nordion received an unsolicited written acquisition proposal from a third party (the “Third Party”) at a proposed price of US$12.25 per share (the “Unsolicited Proposal”), the material terms and conditions of which were provided to Sterigenics in accordance with the Arrangement Agreement. While the Unsolicited Proposal contained a comfort letter from financing sources, it did not have fully committed financing and was subject to other conditionality. The Third Party previously had participated in Nordion’s strategic review process and is referred to as Party A in Nordion’s management information circular dated April 22, 2014 (the “Circular”). As described in the Circular, the Third Party had previously delivered proposals with a maximum proposed price of US$10.70. On April 29, 2014, Nordion retained Canaccord Genuity Corp. as an additional financial advisor to assist Nordion in reviewing the Unsolicited Proposal. On May 1, 2014, Nordion’s Board of Directors (the “Board”), acting on the unanimous recommendation of the Special Committee, comprised solely of independent directors (the “Special Committee”) and, in consultation with its outside counsel and financial advisors, unanimously determined that the Unsolicited Proposal was an Acquisition Proposal (as defined in the Arrangement Agreement) that could reasonably be expected to constitute or lead to a Superior Proposal (as defined in the Arrangement Agreement). As required by the Arrangement Agreement, Nordion notified Sterigenics of such determination. Prior to Nordion engaging in discussions or negotiations with the Third Party, and at Sterigenics request, Nordion and Sterigenics discussed possible amendments to the Arrangement Agreement, which ultimately resulted in Nordion and Sterigenics entering into the Amended Arrangement Agreement and in the Board’s determination, acting on the unanimous recommendation of the Special Committee, that the Unsolicited Proposal was no longer an Acquisition Proposal that could reasonably be expected to constitute or lead to a Superior Proposal.

The total transaction is now valued at approximately US$758 million and will be funded using a combination of new debt facilities and equity financing, both of which are fully committed, Sterigenics’ cash on hand, and a portion of Nordion’s cash on hand. Sterigenics has delivered amended and restated debt and equity commitment letters supporting the Increased Consideration. The Increased Consideration represents a premium of approximately:
•	17% to the closing price of US$10.48 per Common Share on the NYSE on March 27, 2014, the day immediately before the initial announcement concerning the Arrangement;
•	29% over the 90-day volume weighted average price of US$9.47 per Common Share on the NYSE as at March 27, 2014;
•	92% to the closing price of US$6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process; and

•	4% over the cash consideration of US$11.75 per share that was initially to be received by shareholders under the Arrangement Agreement.

The Board, acting on the unanimous recommendation of the Special Committee, has unanimously determined that the transaction, as amended by the Amended Arrangement Agreement, is in the best interests of Nordion. The Board unanimously approved the amendment to the Arrangement Agreement and re-affirmed its recommendation that Nordion shareholders vote FOR the transaction at the upcoming annual and special meeting of Nordion shareholders, which is scheduled to be held at the Brookstreet Hotel, located at 525 Legget Drive, Ottawa, Ontario, Canada, 2:00 pm ET on May 27, 2014 (the “Meeting”). Nordion shareholders of record as of the close of business on April 24, 2014 will be entitled to attend, and to vote at, the Meeting or any adjournments or postponements thereof.

Nordion is preparing a supplement (the “Supplement”) to the Circular which will describe the amendment to the Arrangement Agreement and contain other relevant information. The Supplement will be mailed, together with an amended and restated letter of transmittal reflecting the Increased Consideration, to shareholders and will also be made available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Details of the transaction, as well as the rationale for the Board’s support of the transaction, as amended pursuant to the Amended Arrangement Agreement, will be set out in the Supplement. A copy of the opinion received by the Board regarding the Increased Consideration payable in the transaction from a financial perspective will also be included in the Supplement.

The transaction remains subject to certain closing conditions, including receipt of all regulatory approvals, such as under competition/antitrust laws and the Investment Canada Act, and the coming into force of certain amendments to the Nordion and Theratronics Divestiture Authorization Act, as more fully described in the Circular. Nordion and Sterigenics have already submitted the required regulatory applications. In addition, the transaction is effectively conditional upon Nordion having at closing US$300 million of available cash on hand to complete the steps of the transaction. As of the date hereof, Nordion has approximately US$333 million of cash and cash equivalents. The transaction is not subject to any financing condition and is expected to close in the second half of calendar 2014.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America, U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion's proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

About Sterigenics
Headquartered in Deerfield, Illinois, Sterigenics operates out of 40 facilities across the Americas, Europe and Asia and is a global leader in outsourced contract sterilization services, primarily to the medical device, pharmaceutical, food safety and high performance/specialty materials industries.

Advisors
Jefferies LLC and Canaccord Genuity Corp. are acting as financial advisors to Nordion in connection with the transaction.  Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP are Nordion’s legal counsels and Davies, Ward, Phillips & Vineberg LLP is the Special Committee’s legal counsel.  Goldman, Sachs & Co. served as financial advisor to Sterigenics in connection with the transaction, and Gowling Lafleur Henderson LLP, Kirkland & Ellis LLP and Cleary Gottlieb Steen & Hamilton LLP served as legal counsel.

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the proposed acquisition by Sterigenics of all of the outstanding common shares of Nordion; the anticipated benefits of the transaction to the parties and their respective security holders; the timing and anticipated receipt of required regulatory, court and security holder approvals for the transaction; the timing and anticipated enactment of Nordion and Theratronics Divestiture Authorization Act; Sterigenics’ ability to complete its financing; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; the anticipated timing of the meeting of Nordion shareholders to consider the transaction and for the closing of the transaction; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for the completion of the transaction, Nordion and Sterigenics have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the timing and anticipated enactment of the proposed amendments to the Nordion and Theratronics Divestiture Authorization Act; the ability of the parties to satisfy, in a timely manner, the other conditions of the closing of the transaction; and other assumptions and expectations concerning the transaction. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities, including in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion